EXHIBIT 99.1

Endeavour Silver Continues to Intersect Positive Drill Results at the Parral Project

VANCOUVER, British Columbia, Sept. 08, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) is pleased to report positive drill results from its ongoing drill program at its Parral project in the State of Chihuahua, Mexico. The high-grade silver results show the potential for resource expansion at depth and along strike in the El Verde and Sierra Plata Deep areas along the Veta Colorada structure. Since April of this year, the Company has drilled over 5,300 meters in 23 holes, totaling 8,100 meters year to date, with the aim to define and extend mineralized zones.

Considerable exploration potential remains along the 35 square kilometre land package and exploration will be on-going, with additional testing for new discoveries with surface mapping and sampling underway. This program will aid the Company’s goal to define a mineral resource large enough to support a preliminary economic assessment.

Highlights from Recent Drill Results

  199 gpt Ag, 4.68% Pb and 2.64% Zn for 428 gpt AgEq over a 3.48 m ETW, including 501 gpt Ag, 8.08% Pb and 6.50% Zn for 971 gpt AgEq over 0.27 m (VCU-78)

  322 gpt Ag, 5.19% Pb and 1.62% Zn for 528 gpt AgEq over a 1.67 m ETW, including 605 gpt Ag, 14.8% Pb and 3.46% Zn for 1,150 gpt AgEq over 0.53 m (VCU-80)

  664 gpt Ag, 1.88% Pb and 0.80% Zn for 747 gpt AgEq over a 5.56 m ETW, including 5,600 gpt Ag, 15.35% Pb and 1.75% Zn for 6,096 gpt AgEq over 0.22 m (VCU-90)

  242 gpt Ag, 0.48% Pb and 1.66% Zn for 317 gpt AgEq over a 5.34 m ETW, including 711 gpt Ag, 0.53% Pb and 2.13% Zn for 806 gpt AgEq over 0.52 m (VCU-96)

Abbreviations include: gpt: grams per tonne; Ag: silver; Pb: lead; Zn: zinc; ETW: estimated true width; m: metre; HW: hanging wall. Silver equivalents are calculated using a silver price of $22 per troy ounce, lead price of $0.90 per pound and zinc price of $1.20 per pound.

“In the areas of the El Verde and Sierra Plata historically mined areas, we continue to verify extensions of the mineralized zones at depth and along strike,” stated Dan Dickson, Chief Executive Officer. “The focus for the rest of the year will be to test the northern part of the project with a surface drilling program on various north to south striking structures, such as the northern extension of Veta Colorada, San Alberto and the El Cabezón systems; as well as resuming drilling of the San Patricio vein.”

Latest Drill Results

The Parral drill results are summarized in the following tables:

Parral - Veta Colorada El Verde (view Veta Colorada (El Verde) longitudinal section)

Hole	Structure	From	To	True Width	Ag	Pb	Zn	AgEq
		(m)	(m)	(m)	(gpt)	(%)	(%)	(gpt)
VCU-78	Veta Colorada	274.20	279.45	3.48	199	4.68	2.64	428
	Including	276.65	277.05	0.27	501	8.08	6.50	971
VCU-79	Hw Veta Colorada	210.95	212.45	1.32	96	0.22	0.31	114
	Including	210.95	212.00	0.93	95	0.26	0.37	116
	Veta Colorada	216.40	218.40	1.77	297	0.64	2.28	400
	Including	217.50	218.40	0.79	337	0.77	3.27	481
VCU-80	Veta Colorada	261.00	263.20	1.67	322	5.19	1.62	528
	Including	262.20	262.90	0.53	605	14.80	3.46	1,150
VCU-81	Veta Colorada	309.80	312.05	1.32	83	0.81	0.35	119
	Including	310.75	311.40	0.38	188	1.16	0.59	243

Parral - Veta Colorada Sierra Plata Deep (view Veta Colorada (Sierra Plata) longitudinal section)

Hole	Structure	From	To	True Width	Ag	Pb	Zn	AgEq
		(m)	(m)	(m)	(gpt)	(%)	(%)	(gpt)
VCU-83	Veta Colorada	145.85	147.35	0.93	70	4.09	3.48	315
	Including	145.85	146.50	0.40	97	8.75	6.96	603
VCU-87	Hw Veta Colorada	88.35	90.05	1.26	59	0.92	4.01	234
	Including	88.35	88.90	0.41	79	2.38	4.10	299
	Veta Colorada	93.00	95.10	1.58	135	3.40	3.42	358
	Including	93.00	93.60	0.45	141	5.89	3.96	454
VCU-88	Veta Colorada	143.75	145.40	0.90	193	7.11	5.71	606
	Including	144.45	145.40	0.52	269	7.80	8.17	793
VCU-89	Veta Colorada	185.90	189.95	1.68	163	2.62	2.53	331
	Including	187.85	188.40	0.23	312	3.87	4.57	591
VCU-90	Hw Veta Colorada	136.50	145.15	5.56	664	1.88	0.80	747
	Including	142.85	143.20	0.22	5,600	15.35	1.75	6,096
	Veta Colorada	150.00	154.70	3.05	145	0.18	0.49	168
	Including	153.85	154.70	0.55	247	0.28	1.87	325
VCU-92	Veta Colorada	77.15	78.90	1.74	88	1.38	2.05	203
	Including	77.15	78.00	0.85	167	2.82	4.07	398
VCU-93	Veta Colorada	245.00	248.00	1.70	122	0.86	0.74	174
	Including	246.00	246.75	0.42	206	0.14	0.14	215
VCU-94	Veta Colorada	254.70	256.65	1.03	155	0.31	1.10	205
	Including	254.70	256.00	0.69	172	0.39	1.32	232
VCU-95	Veta Colorada	226.35	229.55	2.04	131	2.67	2.38	295
	Including	229.05	229.55	0.32	283	3.41	7.43	657
VCU-96	Veta Colorada	159.30	165.40	5.34	242	0.48	1.66	317
	Including	159.30	159.90	0.52	711	0.53	2.13	806
VCU-97	Veta Colorada	206.90	209.15	1.62	247	1.58	1.44	345
	Including	206.90	207.55	0.47	406	1.29	0.83	473
VCU-98	Veta Colorada	203.55	205.40	1.33	124	0.64	0.88	175
	Including	204.90	205.40	0.36	146	1.26	1.14	224
VCU-99	Veta Colorada	194.30	195.70	0.97	105	0.76	0.95	162
	Including	195.00	195.70	0.49	142	0.90	1.79	234
VCU-100	Veta Colorada	234.00	235.90	1.12	105	0.53	1.13	162
	Including	234.45	234.90	0.26	235	1.55	3.39	405
  Drill holes VCU-82, VCU-84, VCU-85, VCU-86 and VCU-91 returned no significant results

Notes to Tables

  Silver equivalents are calculated using the formula:
  Ag (gpt) + [Pb (%) X 2204.6 X Pb Price / Ag Price X 31.1] + [Zn (%) X 2204.6 X Zn Price / Ag Price X 31.1]
  Price assumptions used are: Pb $0.90, Zn $1.20 and Ag $22.00
  Minor amounts of gold and copper are present but are not considered economical
  All widths are estimated true widths
  No capping has been applied but high-grade intervals have been highlighted

Qualified Person and QA/QC – Dale Mah, P.Geo., Vice President Corporate Development of Endeavour Silver, is the Qualified Person who reviewed and approved the technical information contained in this news release. A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal of becoming a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding future prospects of the Company’s mines and projects. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued exploration and mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.